UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____November 11, 2011_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Street Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On November 11, 2011, the Board of Directors (the "Board") of Integrys Energy Group (the "Company") elected Paul W. Jones to the Board, effective December 15, 2011. Mr. Jones's term will continue until the Company's 2012 annual shareholder meeting. Mr. Jones will serve as a member of the Compensation and Financial Committees of the Board upon the effective date of his election. Mr. Jones will receive compensation as a non-employee director in accordance with the Company's non-employee director compensation practices described in the Company's annual proxy statement filed with the Securities and Exchange Commission ("SEC") on March 31, 2011.

Mr. Jones is currently Chairman of the Board and Chief Executive Officer of A.O. Smith Corporation. Mr. Jones meets the independence standards of the SEC and the New York Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Barth J. Wolf
      Barth J. Wolf
      Vice President, Chief Legal Officer and Secretary

Date: November 17, 2011